September 26, 2007

Mail Stop 4651

By U.S. Mail and facsimile to (563) 272-7655

Mr. Stan A. Askren
Chief Executive Officer
HNI Corp.
408 East Second Street
Post Office Box 1109
Muscatine, IA 52761-0071

> **Re:** **HNI Corp.**
> **Definitive 14A**
> **Filed on March 23, 2007**
> **File Number 001-14225**

Dear Mr. Askren:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Director Nominations, page 9

1. Please explain the function(s) your third-party executive search firms perform.

Refer to Item 407(c)(2)(viii) of Regulation S-K.

Review, Approval or Ratification of Transactions with Related Persons, page 23

2. Please include a statement of whether your policies and procedures with respect to transactions with related persons are in writing, and, if not, describe how such policies are evidenced. Refer to Item 404(b) of Regulation S-K. In addition, please explain the dates of the transactions mentioned in "Certain Relationships and Related Transactions" on page 23 and whether or not you had policies and procedures with respect to transactions with related persons in effect.

Compensation Discussion and Analysis, page 25

3. The precise nature of your benchmarking activities is not clear. Please identify the companies the Committee evaluated during its review of the market position of your executive compensation practices, including those whose information is included in the information supplied by the compensation consultants. If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. Disclose the actual percentiles for total compensation, and each benchmarked element of compensation, in 2006. To the extent actual compensation was outside a targeted percentile range, please explain why.

4. Throughout this section and as to each compensation element, please provide an analysis of how you arrived at and why you paid each of the particular levels and forms of compensation for 2006. Although you briefly mention that you give some weight to the compensation paid by your industry peers, your disclosure also indicates that you base compensation on individual and company performance. Your disclosure, however, lacks sufficient quantitative or qualitative discussion of the analyses underlying the Committee's decisions to make specific compensation awards. As one example, there is minimal, if any, disclosure relating to how you determined the actual payouts made under the Bonus or Performance Plans. Similarly, with respect to 2006 option awards, you state that the targeted dollar value of stock option awards ranges between 25 and 150 percent of an executive's base salary but you provide little analysis of the factors the Committee considered in determining the payouts described in the fifth full paragraph on page 28. Please explain and place in context how you determined particular payout levels. Refer to Item 402(b)(1)(v) of Regulation S-K.

5. Please provide clear disclosure that addresses how each compensation component and your decisions regarding these elements fit into your overall compensation objectives and their impact regarding other elements. See Item 402(b)(1)(vi) of

Regulation S-K. It is not clear whether you review each element of compensation independently or whether you consider each element collectively with the other elements of your compensation program when establishing the various forms and levels of compensation. Please provide sufficient quantitative or qualitative disclosure as appropriate of the analyses underlying how decisions regarding one type of award motivate the Committee to award or consider other forms of compensation. Explain and place in context how you considered each element of compensation and why determinations with respect to one element may or may not have influenced the Committee's decisions with respect to other allocated awards.

6. Please discuss how you determine when to award compensation, particularly equity-based compensation. Please refer to Item 402(b)(2)(iv) of Regulation S-K.

7. Please disclose the specific items of corporate and individual performance you use to determine incentive amounts and discuss how you structure your incentive awards around these performance goals and objectives. See Item 402(b)(2)(v) of Regulation S-K. Refer to the performance objectives relating to annual incentive compensation under the Bonus Plan and awards made under the Performance Plan. To the extent you believe that disclosure of these targets is not required because it would result in competitive harm such that you may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion and provide appropriate disclosure pursuant to Instruction 4. In discussing how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors, please provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

8. Although you provide a description of how company performance affects compensation, there is minimal analysis of the effect individual performance has on compensation awards despite disclosure that indicates you make compensation-related decisions in connection with non-quantitative achievements. Your disclosure attempts to place in context the target awards for the executives but it is not clear what these target goals are or how they impact specific compensation amounts. Please provide appropriate detail and analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, disclose and discuss in greater detail the achievement of the financial and operational goals within a named executive officer's individual area of responsibility. See Item 402(b)(2)(vii) of Regulation S-K.

9. Refer to the disclosure relating to the survey data you obtained from three leading

compensation firms, the retention of Mercer Human Resource Consulting, and the use of a consultant for the Compensation Committee and the Board. Please provide a complete description of each of these consultant's roles with the company. Include a concise and complete description of the nature and scope of the assignments of the consultants and discuss how their roles and responsibilities differ depending on whether they have been engaged by management, the Committee, or the Board and describe the interaction, if any, between the various groups. See Item 407(e)(3)(iii) of Regulation S-K.

Outstanding Equity Awards at Fiscal Year-End 2006, page 37

10. You include only the last column for stock awards but omit the prior three columns. Please explain the absence or include the required disclosure as appropriate. Refer to Item 402(e) of Regulation S-K.

Potential Payments Upon Termination or Change in Control, page 39

11. Please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the various change of control arrangements. Also, in the Compensation Discussion and Analysis, discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K.

Director Compensation, page 41

12. For each director, disclose by footnote the aggregate number of stock awards outstanding at fiscal year end. Also disclose the grant date fair value of the stock awards to directors. Refer to the Instruction to Item 402(k)(2)(iii) and (iv).

Please respond to our comments by October 26, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3422 with any questions.

Sincerely,

Timothy A. Geishecker
Senior Counsel